UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00672				Date examination completed: November 21, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: NGP Capital Resources Company
4. Address of principal executive office (number, street, city, state, zip code): 909 Fannin, Suite 3800, Houston, Texas 77010

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of NGP Capital Resources Company (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 21, 2011, and from December 31, 2010 through November 21, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 21, 2011, and from December 31, 2010 through November 21, 2011, with respect to securities reflected in the investment account of the Company.

NGP Capital Resources Company

By:	/s/ L. Scott Biar
L. Scott Biar
Chief Financial Officer, Secretary, Treasurer and Chief Compliance Officer
Title March 22, 2012
Date

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

NGP Capital Resources Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NGP Capital Resources Company (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 21, 2011. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 21, 2011, and with respect to agreement of security purchases and sales, for the period from December 31, 2010 (the date of our last examination), through November 21, 2011:

- Confirmation of all securities by correspondence with the issuer or other appropriate party;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that NGP Capital Resources Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 21, 2011 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of NGP Capital Resources Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

March 9, 2012

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678 T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us